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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                       EMMIS COMMUNICATIONS CORPORATION
                       --------------------------------
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                -----------------------------------------------
                        (Title of Class of Securities)

                                  291525 10 3
                                  -----------
                                (CUSIP Number)

                              Jeffrey H. Smulyan
                     c/o Emmis Communications Corporation
                                One Emmis Plaza
                         40 Monument Circle, Suite 700
                            Indianapolis, IN 46204
                                (317) 266-0100

                                with a copy to:

                             James M. Dubin, Esq.
               c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
                          1285 Avenue of the Americas
                         New York, New York 10019-6064
                                (212) 373-3000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 18, 2006
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), Rule 13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO.  291525 10 3                                            Page 2 of 11


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:       Jeffrey H. Smulyan

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)  [_]
         (b)  [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS: OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):              [_]

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6        CITIZENSHIP OR PLACE OR ORGANIZATION:  United States of America

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     NUMBER OF               7     SOLE VOTING POWER:         6,546,854(1)
       SHARES               --------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER:       30,625(2)
      OWNED BY              --------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER:    6,546,854(1)
     REPORTING              --------------------------------------------------
       PERSON                10    SHARED DISPOSITIVE POWER:  30,625(2)
        WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:  6,577,479 (1),(2)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         Approximately 16.9%(3)
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

------------------------------------------------------------------------------

-------------------
(1) Consists of (i) 4,016 shares of Class A Common Stock held in the 401(k) Plan, (ii) 101,837 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,929,881 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, and (v) options to purchase 1,500,000 shares of Class B Common Stock that are exercisable currently or within 60 days of September 8, 2006. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(2) Consists of 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control.

CUSIP NO.  291525 10 3                                            Page 3 of 11


(3) The denominator is based on (i) 32,393,821 shares of Class A Common Stock outstanding as of September 8, 2006, as obtained from Emmis Communications Corporation, and (ii) 6,429,881 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of September 8, 2006). Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common Stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer's articles of incorporation or as otherwise provided by law. The shares deemed to be beneficially owned by Mr. Smulyan represent approximately 66.7% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP NO.  291525 10 3                                            Page 4 of 11


ITEM 1.     SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Emmis Communications Corporation, an Indiana corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

ITEM 2.     IDENTITY AND BACKGROUND.

         This Statement is being filed by Jeffrey H. Smulyan (the "Reporting Person").

         This  Statement  amends and restates in its entirety the Statement on
Schedule 13D of the Reporting Person (filed with the Securities and Exchange Commission (the "SEC") on October 3, 1995, as amended and restated by Amendment No. 1 filed on May 10, 2006 and as amended and supplemented by Amendment No. 2 filed on August 7, 2006) with respect to the Reporting Person's beneficial ownership of shares of Class A Common Stock.

         (b) The business address of the Reporting Person is c/o Emmis Communications Corporation, One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

         (c) The present principal occupation of the Reporting Person is Chairman of the Board, Chief Executive Officer and President of the Issuer.

         (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Class A Common Stock that the Reporting Person beneficially owns were acquired through his service as an officer or director of the Issuer, through purchases in private transactions (including prior to the initial public offering of shares of the Issuer and through service to predecessor companies) or through open market purchases using personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

         As set forth in a letter dated May 7, 2006 (the "Proposal Letter"), ECC Acquisition, Inc., an Indiana corporation wholly-owned by the Reporting Person ("Purchaser"), submitted to the

CUSIP NO.  291525 10 3                                            Page 5 of 11


Issuer's Board of Directors (the "Board of Directors") a proposal to acquire all of the outstanding Class A Common Stock (the "Proposal") not beneficially owned by the Reporting Person, together with the Debt Financing Letters (as defined below). On May 8, 2006, a related press release was issued by the Issuer. The Proposal Letter and the press release, which were previously filed, are incorporated herein by reference. The Board of Directors formed a special committee of independent directors (the "Special Committee") to consider the terms of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

         In the Proposal, Purchaser contemplated that Purchaser would structure the transaction as a merger, with the Issuer as the surviving corporation. In the proposed merger, the outstanding shares of Class A Common Stock other than those beneficially owned by the Reporting Person would have been converted into the right to receive a cash payment equal to $15.25 per share (the "Offer Price"). Shares of Common Stock beneficially owned by the Reporting Person would have been converted into a new class of common stock of the post-merger Issuer. In the Proposal, Purchaser stated that it intended to invite certain other members of Issuer's management to join as purchaser in the proposed merger.

         In conjunction with the proposed merger, Purchaser expected to refinance the outstanding debt and preferred stock of the Issuer and its subsidiaries. To finance the Proposal and related refinancing, Purchaser received a letter from Deutsche Bank Securities Inc. and a letter from Banc of America Securities LLC, each stating that Deutsche Bank Securities Inc. and Banc of America Securities LLC, as applicable, was "highly confident" that it could obtain the required debt financing (the "Debt Financing Letters"). The Debt Financing Letters , which were previously filed, are incorporated herein by reference. Purchaser also stated that it expected to receive executed commitment letters from its financing sources at or prior to the execution of definitive agreements related to the proposed merger.

         The Proposal was subject to the recommendation of the Special Committee and the approval of the Board of Directors, and the Proposal would not have created any agreement, arrangement or understanding between Purchaser, the Reporting Person or other parties with respect to the Issuer or the Common Stock for purposes of any law, rule, regulation, agreement or otherwise, unless and until such time as definitive documentation and any agreement, arrangement or understanding was recommended by the Special Committee and approved by the Board of Directors and thereafter executed and delivered by the Issuer and all other appropriate parties. The proposed merger would have been subject to Federal Communications Commission approvals and may have been subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Proposal would also have required approval by the Issuer's stockholders, with holders of Class A Common Stock and Class B Common Stock voting together as a single class. Pursuant to the terms of the Second Amended and Restated Articles of the Issuer (the "Charter"), the proposed merger would have been a "going private" transaction (as such term is defined in the Charter) involving the Issuer and a purchaser affiliated with the Reporting Person. Therefore, a holder of Class B Common Stock would have been entitled to vote on the transaction on an "as converted" to Class A Common Stock basis, with one vote per share for each class of Common Stock. At the time of the Proposal, the Reporting Person beneficially owned approximately 17.0% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote on

CUSIP NO.  291525 10 3                                            Page 6 of 11


the Proposal (calculated to include shares issuable under all options exercisable currently or within 60 days), voting together as a single class, and intended to vote for the Proposal.

         With respect to the Proposal or any matters related thereto, the Reporting Person's intent was to be a purchaser of shares of Common Stock of the Issuer not already owned by him and not seller of shares of Common Stock of the Issuer owned by him.

         In the Proposal, Purchaser advised the Board of Directors that, in his capacity as a stockholder of the Issuer, the Reporting Person would not have agreed to any other transaction involving the Issuer or the Reporting Person's shares of the Issuer. Pursuant to the terms of the Charter, in any such other transaction (other than the "going private" transaction described above) that requires the approval of the Issuer's stockholders, the Class A Common Stock and Class B Common Stock will vote together as a single class, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share. The Reporting Person in such circumstances would have owned approximately 66.7% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote on any such other transaction (calculated to include shares issuable under all options exercisable currently or within 60 days).

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

         On August 4, 2006, Purchaser sent a letter to the Issuer's Board of Directors withdrawing, for the reasons stated therein, the Proposal made by the Purchaser on May 7, 2006. The letter, which was previously filed, is incorporated herein by reference.

         On August 4, 2006, Purchaser issued a related press release, which was previously filed and is incorporated herein by reference.

         Since August 4, 2006 the Reporting Person and his advisors have at various times discussed with directors who served on the Special Committee and/or their advisors the withdrawn Proposal and whether the Reporting Person or Purchaser would make a similar going private proposal. Those discussions included exploration by the Reporting Person of the directors' views of a potential reinstitution of a proposal at a price of $16.80 per share in cash. Those discussions were discontinued on or around August 31, 2006 without a new offer being made and the Special Committee is no longer active. The Reporting Person has also indicated in his capacity as a shareholder that he supports the decision announced today by the Issuer's Board of Directors to a pro rata return of capital to shareholders in the form of a $4 per share special dividend.

         The Reporting Person intends to review continuously his investment in the Issuer, the Issuer's business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, commence discussions of the nature described above with directors of the Issuer regarding a potential offer with different terms, determine to make a similar proposal on different terms, otherwise increase his ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or

CUSIP NO.  291525 10 3                                            Page 7 of 11


engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Person currently has no intention of selling any shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of September 8, 2006, the Reporting Person may be deemed to beneficially own 147,598 shares of Class A Common Stock and 6,429,881 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:

                   (i) 4,016 shares of Class A Common Stock held in the 401(k) Plan;

                  (ii) 101,837 shares of Class A Common Stock held by the Reporting Person individually;

                  (iii) 11,120 shares of Class A Common Stock held by the Reporting Person as trustee for his children over which the Reporting Person exercises voting and dispositive control;

                  (iv) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which the Reporting Person shares voting and dispositive control.

                  (v) 4,929,881 shares of Class B Common Stock held by the Reporting Person individually; and

                  (vi) options to purchase 1,500,000 shares of Class B Common Stock that are exercisable currently or within 60 days.

         The following is the information required by Item 2 of this Schedule with respect to each person with whom the Reporting Person shares the power to vote or to direct the vote or to dispose or direct the disposition:

         (a)    RONALD E. ELBERGER

         (b) The business address of Mr. Elberger is 135 North Pennsylvania Street, Suite 2700, Indianapolis, IN 46204.

         (c)    The  present   principal   occupation   of  Mr.   Elberger  is
Attorney/Partner with Bose, McKinney & Evans, LLP.

         (d) During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Elberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting

CUSIP NO.  291525 10 3                                            Page 8 of 11


or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)    Mr. Elberger is a citizen of the United States of America.



         (a)    BRUCE JACOBSON

         (b) The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.

         (c) The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.

         (d) During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)    Mr. Jacobson is a citizen of the United States of America.



         (a)    GARY KASEFF

         (b) The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.

         (c) The present principal occupation of Mr. Kaseff is Executive Vice President and General Counsel with Emmis Communications Corporation and Subsidiaries.

         (d)    During the past five years,  Mr. Kaseff has not been convicted
in  a  criminal   proceeding   (excluding   traffic   violations   or  similar
misdemeanors).

         (e) During the past five years, Mr. Kaseff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)    Mr. Kaseff is a citizen of the United States of America.

         The shares that the Reporting Person may be deemed to beneficially own represent approximately 16.9% of the outstanding shares of Class A Common Stock and 66.7% of the

CUSIP NO.  291525 10 3                                            Page 9 of 11


combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer's articles of incorporation or as otherwise provided by law.

         The percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,393,821 shares of Class A Common Stock outstanding as of September 8, 2006, as obtained from Emmis Communications Corporation; (ii) the number of shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock, if any, beneficially owned by such Reporting Person (including upon the exercise of options to purchase shares of Class B Common Stock held by such Reporting Person that are exercisable currently or within 60 days, if any); and (iii) the number of shares of Class A Common
Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by such Reporting Person that are exercisable currently or within 60 days, if any.

         The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Person may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) 4,929,881 shares of Class B Common Stock outstanding as of September 8, 2006, as obtained from Emmis Communications Corporation;
(iii) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by the Reporting Person that are exercisable currently or within 60 days, if any; and (iv) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by the Reporting Person that are exercisable currently or within 60 days, if any.

         Except as otherwise provided in this Item 5, the Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.

         (c) The Reporting Person has not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.

         (d)    Not applicable.

         (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Items 3 and 4 of this Statement are incorporated herein by reference.

CUSIP NO.  291525 10 3                                           Page 10 of 11


         The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

         The Reporting Person currently has substantially all of the shares of Common Stock owned by him pledged as collateral under loan agreements and lines of credit with various financial institutions. Those loan agreements have customary default provisions.



ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.               DESCRIPTION                              FILED WITH
-----------               -----------                              ----------
     1       Proposal Letter, dated May 7, 2006.                 Filed with
                                                                 Amendment No. 1

     2       Press Release, dated May 8, 2006.                   Filed with
                                                                 Amendment No. 1

     3       Highly Confident Letter, dated May 6, 2006, from    Filed with
             Deutsche Bank Securities Inc.                       Amendment No. 1

     4       Highly Confident Letter, dated May 6, 2006, from    Filed with
             Banc of America Securities LLC.                     Amendment No. 1

     5       Letter, dated August 4, 2006, from Purchaser to     Filed with
             the Issuer's Board of Directors.                    Amendment No. 2

     6       Press Release, dated August 4, 2006.                Filed with
                                                                 Amendment No. 2

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 18, 2006

                                                /s/ Jeffrey H. Smulyan
                                                ------------------------------
                                                    Jeffrey H. Smulyan